PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

March 20, 2013

Ms. Jennifer Thompson
United States Securities and Exchange Commission
Washington D.C.20549

Re:	Puget Technologies, Inc. Item 4.01 Form 8-K Filed February 7, 2013 Item 4.01 Form 8-K/A Filed February 15, 2013 Item 4.01 Form 8-K/A Filed February 25, 2013 File No. 333-179212

Dear Ms. Thompson,

I received your comments regarding Form 8-K/A for our company, Puget Technologies, Inc.  Please find below my responses and/or comments and changes, point by point.

Form 8-K/A Filed February 25, 2013

1.
Please amend your Form 8-K to indicate if true that there were no reportable events as that term in described in Item 304(a)(1)(iv) of Regulation S-K occurring within your two most recent fiscal years and the subsequent interim period ending January 25, 2013.  Additionally, please ensure that the first sentence of your disclosure states that you accepted the resignation of Thomas J. Harris, CPA on January 25, 2013, since your current disclosure reflects the wrong year.  In your amended Form 8-K, please provide an updated Exhibit 16 letter from Thomas J. Harris, CPA indicating whether the firm agrees with your revised disclosure.

We have amended the 8-K originally filed on February 25, 2013 to indicate there were no reportable events occurring within the last two fiscal years and the subsequent period ending January 25, 2013 and corrected the resignation date to January 25, 2013.  Mr. Harris has also revised his letter for Exhibit 16.

The Company acknowledges that;

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

We trust that our responses and revisions address the comments raised in your letter to us dated March 14, 2013.  However, we will provide further information upon request.

Sincerely,

/s/ Andre Troshin
Andre Troshin
President & Director